[On Fenwick & West LLP Letterhead]
October 10, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman David L. Orlic Jennifer Thompson Kathleen A. Collins Division of Corporation Finance

Re:	SuccessFactors, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-144758
Ladies and Gentlemen:
        On behalf of SuccessFactors, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-144758) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2007 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated September 27, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier, a copy of the Amendment in paper format, which is marked to show changes from the Registration Statement as initially filed. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
        The Company is requesting confidential treatment of the response set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
General
1.	Please submit electronically the material you attached as Exhibit B to your letter dated August 31, 2007. See Rule 101(a) of Regulation S-T.
        Pursuant to Rule 101(c)(2) of Regulation S-T, the Company respectfully requests that the Staff return the material attached as Exhibit B to the Company’s letter dated August 31, 2007

Securities and Exchange Commission
October 10, 2007

instead of requiring the Company to submit electronically the material attached as Exhibit B to the Company’s letter dated August 31, 2007.
Dilution, page 26
2.	We note your presentation of pro forma net tangible book value as of June 30, 2007. Please tell us what consideration you gave to whether you have any pro forma intangible assets, such as your deferred debt issuance costs, or revise your disclosures accordingly to explain why certain intangible assets were included in your calculations.
        The pro forma net tangible book value noted on page 26 inadvertently included deferred debt issuance costs in the amount of $0.9 million. The Company has since updated the disclosure to include the correct amount for the pro forma net tangible book value of $(42.9) million, or $(1.24) per share of common stock. The Company also advises the Staff that neither the deferred debt issuance costs nor any other intangible assets will be included in the calculation of the Company’s pro forma net tangible book value in the Amendment or any future amendments to the Registration Statement.
3.	We read on pages 25 and 27 that 532,000 shares of common stock are subject to a right of repurchase by you. Please explain to us the difference between these 532,000 shares and the 132,000 shares disclosed in Note 7 to your financial statements.
        The difference between the 532,000 shares of common stock noted on pages 25 and 27 and the 132,000 shares of common stock disclosed in Note 7 of the Company’s financial statements relates to an option to purchase 400,000 shares of common stock issued to the Company’s Chief Financial Officer in 2006. As discussed in Note 6 of the Company’s financial statements, the Company’s Chief Financial Officer early exercised an option to purchase 400,000 shares of common stock with funds provided by the Company in the form of a nonrecourse promissory note in January of 2007. In accordance with SFAS 123(R), the repurchase feature for the 400,000 shares was treated differently than the 132,000 shares that were exercised early. Even though the shares have been legally issued, these 400,000 shares, along with the related note receivable, are not included in the Company’s financial statements until the note is repaid, which did not occur until prior to the initial filing of the Registration Statement in the third quarter of 2007. In addition, because the note for the early exercise of the option for 400,000 shares was nonrecourse in nature, the underlying shares remain classified as being subject to an outstanding option for accounting purposes. The Company has provided additional disclosure to Note 7 to address this transaction and the differences in accounting treatment.
Management’s Discussion and Analysis, page 30
Critical Accounting Policies and Estimates, page 33
Accounting for Stock-Based Awards, page 34

Securities and Exchange Commission
October 10, 2007

4.	We note your revised disclosures on page 34 that include a discussion of the Company’s estimated forfeiture rates. We further note your statement that “[t]he effect of forfeiture adjustments in 2006 and the six months ended June 30, 2007 was significant.” Please tell us the amount of such adjustments for each period indicated and tell us what consideration you have given to including a discussion of these adjustments in your results of operations disclosures.
        The Company advises the Staff that the sentence referenced in comment 4 stating “[t]he effect of forfeiture adjustments in 2006 and the six months ended June 30, 2007 was significant” was incorrect. The sentence in question should have stated that the effect of forfeiture adjustments for these periods was “insignificant.” As such, the Company did not give consideration to including a discussion of these adjustments in the results of operations disclosures. The Company has updated the disclosure on page 35 of the Amendment to correct this statement.
5.	Please refer to the fourth bullet point of comment 11 of our letter dated August 17, 2007. It is unclear to us where you have provided the requested disclosure. Please disclose in more detail the factors considered by FSCG and, if applicable, by you in selecting the comparable companies used in your market-comparable approach valuations of aggregate enterprise value.
        The Company has revised the disclosure on page 36 of the Amendment in response to the Staff’s comment to include a discussion of factors considered by FSCG and the Company when selecting comparable companies.
6.	We note from your revised disclosures beginning on page 35 that the Company used the probability weighted expected return method to determine the fair value of your common stock. We further note that this probability weighted scenario analysis was based on four possible scenarios: liquidation, IPO, sale and private company. In addition, you indicate on page 36 that certain scenarios included a non-marketability discount in the calculations and since the IPO scenario did not include a marketability discount as the “probability of the IPO increased over time, the effect of the marketability discount on the valuation declined over time.” It is not clear, however, from your disclosures or your response how you weighted each of the four scenarios in your contemporaneous and retrospective valuations and how such weightings changed throughout the valuation process. Please explain and revise your disclosures accordingly. Further, for those scenarios that did include a marketability discount, tell us how you determined that a 19% discount was appropriate, particularly for the valuations prepared within months of filing your registration statement.
        The Company has revised the disclosure in the Accounting for Stock-Based Awards section of the MD&A to further discuss how the Company weighted each of the four possible scenarios in the FSCG valuations and how these weightings changed throughout the valuation process. In addition, the Company has updated the disclosure in this section to discuss the non-marketability discount used throughout the valuation process. Specifically, the Company has

Securities and Exchange Commission
October 10, 2007

disclosed that the 19% non-marketability discount used in the July 13, 2007 valuation, and the September 10, 2007 valuation subsequently performed, is not weighted among the four possible scenarios as it currently stands. The weighted non-marketability discount, which includes considerations for the increase in the probability of an IPO, is considerably less, or approximately 7% as of July 13, 2007 and on the date of a subsequent contemporaneous valuation performed by FSCG on September 10, 2007.
        In addition and as briefly noted above, the disclosure in this section of the MD&A has been updated to include a description of the contemporaneous valuation performed by FSCG on September 10, 2007 and a grant of stock options on September 14, 2007.
7.	We note your narrative discussion of the changes in your business that contributed to the increases in fair value of your stock on page 36 and have the following comments:
•	Please revise your disclosure to better explain why the contemporaneous valuation at $1.60 on October 16, 2006 was appropriate for all grants in November 2006 but the fair value increased to $3.00 on December 7, 2006. It is unclear to us that the underlying factors that contributed to this increase in fair value all occurred between November 15, 2006 and December 7, 2006 to support an 88% increase in fair value during this three week period. Please consider when these changes occurred and revise your reassessed fair value if necessary.

•	Please revise your disclosure to better explain why the contemporaneous valuations by FSCG resulted in an increase in fair value of 72% between April 19, 2007 and July 18, 2007. In this regard, you should explain the underlying changes in your business that led to this increase in fair value, similar to your other disclosures on page 36.
        The Company has revised the disclosure in the Accounting for Stock-Based Awards section of the MD&A to further explain the increase in the fair value of the Company’s common stock between the November 15, 2006 grant date and the December 7, 2006 grant date and the increase in the fair value of the Company’s common stock between the April 19, 2007 grant date and the July 18, 2007 grant date.
        For the Company’s grants of stock options during November 2006, it was ultimately determined that the only significant grant issued during November 2006 was the grant of options to purchase 779,000 shares of the Company’s common stock on November 3, 2006 which were granted within approximately two weeks of the contemporaneous valuation performed on October 16, 2006. In addition, the fourth quarter of 2006 was positive for the Company in a number of ways, with revenue increasing to over $11.3 million from $8.3 million in the prior quarter and significant increases in the number of new customers and bookings, however, much of the activity that occurred during the quarter, particularly the increase in the number of customers and bookings, began in November 2006. Therefore, it was determined that fair value of the Company’s common stock for the November 3, 2006 grant should be the same as the value provided by the contemporaneous valuation performed two weeks earlier on October 16, 2006.

Securities and Exchange Commission
October 10, 2007

Due to the insignificance of the stock option grants on November 6 and 15, 2006 of 8,000 and 11,500 stock options, respectively, and the fact that the majority of the activity discussed above actually began more towards the later half of November 2006, the fair value of these stock option grants was not reassessed. By December 7, 2006, however, the picture of the fourth quarter had become more clear and it was determined that the fair value of the December 2006 grant should be reassessed, at which time a value of $3.00 per share for the Company’s common stock was assigned to the stock options granted on December 7, 2006. If the Company had reassessed the fair value of the common stock for the November 6 and 15, 2006 grants of stock options to $3.00 per share as was done for the December 7, 2006 grant, its combined stock-based compensation expense for 2006 would have increased by approximately $1,000 and each quarter going forward by approximately $1,500 per quarter, or $6,000 per year or $24,000 over the four year vesting period of the stock options.
        The fair value of the Company’s common stock used for each the April 19, 2007 grant and the July 18, 2007 grant was based on the fair value provided by contemporaneous valuations performed by FSCG on April 9, 2007 and July 13, 2007, respectively. The increase in the fair value between these contemporaneous valuations relates to the change in the weightings of the different probabilities even more toward an IPO (60-65%) and away from remaining as a private company (15-20%) as well as the Company’s continued growth in the number of customers from 1,300 as of March 31, 2007 to 1,400 as of June 30, 2007, and the continued growth in revenues during the second quarter of 2007.
Results of Operations, page 38
8.	We note your response to comment 13 of our letter dated August 17, 2007 and disagree that this information is not useful to investors. We note that your backlog, based on your December 31, 2006 current deferred revenue, appears to account for approximately 77% of your annualized 2007 revenues, making it an important contributor to your current year results. We further note that your company has a history of losses and your explanation of these losses is that the costs associated with generating customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. It therefore appears that future improvement in your results would likely result from a greater reliance on fulfilling your significant backlog of pre-existing contracts, and, as your backlog contracts expire, obtaining renewals from your existing customers. Explanation of these and other trends that move your Company towards profitability and explain either historical or expected future fluctuations in your results are an important part of providing your investors with meaningful context around your results and allowing your investors to view the company through the eyes of management. You may also wish to refer to our Release 33-8350 for further explanation of our views on MD&A narrative. Based on the above, we continue to believe that you should provide the backlog disclosures required by Item 101(c)(1)(viii) of Regulation S-K and you should discuss and analyze changes in your backlog and their impact on your revenues as part of your MD&A analysis of results.

Securities and Exchange Commission
October 10, 2007

        In response to our telephone conversation on Friday September 28, 2007, the Company is supplementally providing the Staff additional information regarding the Company’s “backlog.” For this purpose, the Company defines “backlog” to mean the dollar amount of services that a customer contracted for that are not yet billed by the Company and therefore not yet reflected in deferred revenue. Because the Company invoices in advance for services to be rendered within a year, the backlog would consist of contracted services to be delivered in more than 12 months after the invoice date. The Company has added disclosure of its backlog as of December 31, 2006 and June 30, 2007 to the Overview section of the MD&A.
        The Company is still in the process of finalizing the backlog as of the dates prior to December 31, 2006, and therefore, it is possible that these numbers may change slightly. However, the Company currently estimates that “backlog” as of December 31, 2004 was between *** million to *** million and as of December 31, 2005 was between *** million to *** million.
        The backlog amount as of December 31, 2004 began to be recognized as revenue as early as 2005 and this entire amount will have been recognized by the end of 2007. Revenue for 2005, 2006 and the first half of 2007 was nearly $73 million in the aggregate, with two more quarters of revenue remaining to be reported for 2007. The backlog amount as of December 31, 2005 began to be recognized in 2006 when the Company had revenue of $32.6 million. For 2007, the Company has recognized $27.4 million through the first two quarters. Assuming no growth in revenue and simply extrapolating revenue for the first half of 2007 over the subsequent 18 month period, revenue would be $108 million for 2007 and 2008, with the backlog amount representing a lower percentage of revenue if revenue increases over these periods. The Company anticipates that revenue will actually be higher, as has been the case in prior periods and the Company currently anticipates that it will report revenue of over $16.2 million for the quarter ending September 30, 2007.
        Even though backlog numbers have increased in dollar value as the Company’s operations have grown, the significance of backlog as a percentage of future revenue has actually declined recently as compared to the impact of the current deferred revenue balances disclosed on the Company’s balance sheets. As noted in the Staff’s comment letter of September 27, 2007, current deferred revenue as of December 31, 2006 represents 77% of the Company’s current annualized revenue for 2007. In comparison, current deferred revenue as of December 31, 2005 accounted for approximately 44% of the revenue recorded for 2006.
     The Company also added disclosure in the MD&A Overview section and Business section to also provide additional analysis as to the Company’s estimates as to the effect of longer term customer relationships. The Company notes that it is still calculating these estimates and anticipates including them in the next amendment to the Registration Statement.
        The amounts identified as *** in the Company’s response to the Staff’s comment are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
9.	We note your response to comment 14 of our letter dated August 17, 2007 and appreciate the additional information. However, as previously requested, we believe that you should revise your disclosure to provide this additional information to your investors, as

Securities and Exchange Commission
October 10, 2007

we believe it provides important context about your results and operations. In this regard, we believe the current disclosures in your Overview discussion should be revised to further explain that while your sales and marketing efforts have been expanded in recent years to also target small and mid-sized organizations, such efforts have not resulted in a decreased demand from your traditional larger enterprise customers. Rather, such efforts have increased the Company’s absolute number of customers and because these smaller customers tend to have smaller purchases, revenues have not grown at the same rate as your customer base.
        The Company has revised the disclosure in the Overview discussion on page 31 of the Amendment in response to the Staff’s comment.
10.	We refer to comments 15 and 16 of our letter dated August 17, 2007, regarding disclosure of renewal rates. In comment 16, we asked you to tell us in your response letter the renewal rates from one period to the next and to provide your analysis as to whether a trend has been established. We also asked you to explain any fluctuations that appear to be significant. Please provide this information. In response to comments 15 and 16, you appear to have modified your disclosure throughout the document only to state that a “substantial majority” of your customers have renewed their contracts. Since “a substantial majority” indicates an unspecified renewal rate in a wide range between 50% and 100%, your current disclosure does not appear to provide meaningful information about your renewal rates. If renewals have a significant impact on the variability of your results, we continue to believe that you should quantify your renewal rates and explain any significant changes in these rates to provide additional context to your investors.
        The Company has revised the disclosures to indicate that its customer retention rate is in excess of 90% during 2004, 2005 and 2006 and the six months ended June 30, 2007. In addition, the Company has updated the disclosure on page 31 of the Amendment to include a discussion stating that it believes there has been little variability in its retention rates.
Controls and Procedures, page 49
11.	We note your response to comment 20 of our letter dated August 17, 2007 and the related revisions. We note from your disclosures on page 50 that you believe some of the material weaknesses identified in your 2005 audit were remediated during 2006 because material audit adjustments were not detected by your auditors during your 2006 audit. It is unclear to us whether such difference between your 2005 and 2006 audits represents remediation of the identified material weaknesses, as opposed to being a coincidence. Please explain to us in more detail how you and your auditors concluded that any of the material weaknesses identified in the 2005 audit had been remediated during 2006 and therefore no longer qualified as material weaknesses for the 2006 audit.

Securities and Exchange Commission
October 10, 2007

        The Company has revised the disclosure on page 52 of the Amendment in response to the Staff’s comment to more clearly state that the material weaknesses identified during the 2005 audit by the Company’s auditors were not remediated during 2006 and are encompassed as part of the higher-level material weakness noted by the Company’s auditors during the Company’s 2006 audit.
12.	We note your discussion of non-standard terms in your revenue recognition during 2005 and non-standard terms in your facility lease agreements in 2006. Please explain to us in more detail, and consider revising your disclosure to clarify, what made these accounting transactions non-standard.
        The non-standard terms for the Company’s revenue recognition noted during the 2005 audit relate to contractual rights to take delivery of the Company’s software and provisions for the right to terminate for convenience that were not addressed by the Company in its contract summaries.
        As noted in the Company’s response to comment 47 in the Staff’s letter dated August 17, 2007, the Company has only entered into two contractual agreements with customers in which they received the right to take possession of the Company’s software and there was one other instance in which the Company sold its software to a customer as a perpetual license without entering into a related hosting agreement. The Company does not anticipate any additional contractual agreements that will include the right to take possession of the software. Also, as noted in the response to comment 47 in the Staff’s letter dated August 17, 2007, the Company has a very limited number of contractual agreements with customers that include the right to terminate the contractual agreement for convenience. If a customer elects to terminate its contractual agreement, the Company is obligated only to refund any prepaid fees for the remainder of the subscription term after the date of termination.
        The non-standard terms for the Company’s facility lease agreements noted during the 2006 audit relate to certain leasehold improvements for the Company’s corporate headquarters that were funded by the Company’s landlord and that initially were not properly identified or accounted for by the Company.
        The Company has revised the disclosure on page 52 of the Amendment in order to provide further clarity to the discussions of the non-standard terms for revenue recognition during 2005 and the non-standard terms for facility lease agreements during 2006.
13.	We read that your auditors noted in 2006 that you did not have a process to identify potential oral or written side agreements with your customers. Please tell us if you had side agreements, and if so, please explain the terms of these agreements to us in reasonable detail and tell us how you determined that additional disclosure about these agreements was not needed in your financial statements. Further, tell us what impact these agreements had on financial statements and explain how these agreements impacted your revenue recognition policies.

Securities and Exchange Commission
October 10, 2007

        To date, the Company has not been made aware of any oral or written side agreements with customers. The comment from the auditors relates to the process of identifying any such agreements and, as such, the Company has since amended its controls around this area in order to facilitate the timely detection of any oral or written side agreements in the future. At this time, the Company has no reason to believe that any oral or written side agreements with customers exist and, therefore, it does not believe there is any impact on its financial statements related to such nor has this impacted the Company’s revenue recognition policies.
Business, page 52
14.	In the third paragraph of your overview, you have added a statement that your employees’ compensation is based in part on your customers’ success. Please tell us how you gauge your customers’ success and how this success is specifically factored into your employees’ compensation.
        The Company has removed the referenced sentence. The Company believes that providing significant additional language explaining these concepts would make the section less concise.
Management, page 67
Compensation Committee Interlocks and Insider Participation, page 72
15.	We note comment 27 of our letter dated August 17, 2007. With respect to each transaction since the beginning of your last fiscal year, please disclose the approximate dollar value of the amount of the related person’s interest in each transaction, or explain why you have not presented this information. See Item 407(e)(4)(i)(C) and Item 404(a)(4) of Regulation S-K. For example, you disclose the Series E convertible preferred stock transaction with Greylock Equity Limited Partnership, an affiliate of your related person, Mr. Strohm, but you do not disclose the approximate dollar value of Mr. Strohm’s interest in that transaction.
        The Company respectfully advises the Staff that the Company has not presented Mr. Strohm’s individual dollar value in the transactions involving Greylock Equity Limited Partnership and Mapache Investments, L.P. because such value is not determinable. These investment funds have numerous partners who would receive the shares or proceeds from the sale of the shares if and when a liquidity event occurs. Accordingly, Mr. Strohm will not realize any value from the investments until the investment funds make a distribution of the shares or proceeds received upon the sale of those shares to its partners which may not occur for months or years.
Executive Compensation, page 73
Compensation Discussion and Analysis, page 73

Securities and Exchange Commission
October 10, 2007

16.	On the bottom of page 73, you state that you compensate your executives well above the norm for companies that have revenues up to four times your own. Your compensation committee also apparently does not take the profitability of these “comparable” companies into account. Please disclose these facts in clear terms for your investors. Please also disclose the results of your evaluation of the companies you list on the top of page 74.

The Company has added disclosure in response to the Staff’s comments.
Base Compensation, page 74
17.	In the first paragraph of this section, you continue to refer to a “number” of executive compensation surveys. Please disclose here any surveys which you considered, other than the Radford survey.
        The Company has revised the disclosure to reference the Radford survey specifically and the informal evaluation of the 11 companies described on page 77 of the Amendment. The Company anticipates that as a result of its retention of a third party compensation consultant it will consider other surveys to the extent available, however, it has clarified the disclosure to reference the data that had been reviewed previously.
Cash Bonuses, page 74
18.	We refer to comment 32 of our letter dated August 17, 2007. In response to that comment, in which we asked you to disclose the manner in which you use your software products in determining cash bonuses, you identified the modules that you use for these purposes. Please tell us how these modules “track competency” and “track performance against goals.” Please also disclose, as requested, how the compensation committee determined that these are appropriate tools for assisting in the allocation of cash bonuses to your executives.
        The Company advises the Staff that it uses its Goal Management module to record goals for employees of the Company and to track how the employees perform against those particular goals. For example, if a goal was to increase the number of reference customers for the Company, the module would report that goal, with various milestones towards reaching those goals. A user could then log on to the application and view the information about this goal to determine how close the person is from accomplishing the goal.
        The Company advises the Staff that it uses its Learning and Development module to record and identify gaps in employee skills and track learning activities to help improve skills in areas where improvement is needed. Using this module, a user can log onto the application and view the identified competency gaps of an employee and see what remedial training or development projects he or she had undertaken, and whether those gaps had been resolved.

Securities and Exchange Commission
October 10, 2007

        The information in these modules provides the compensation committee with access to information as to how a particular person is performing against corporate and individual goals, as well whether a person has resolved any competency gaps. The Company has deleted the sentence that states the Company uses these modules to assist it in determining cash bonuses, as it does not use these modules to help calculate the amount of the actual bonus, rather, they are used to provide an additional source of data regarding the performance.
        The Company has added disclosure in response to the Staff’s comments.
19.	We note your response to comment 35 of our letter dated August 17, 2007. Please disclose the target and actual bonuses for 2006. Please also include a substantive discussion of the deliberations of your compensation committee in setting 2007 bonuses. See Item 402(b)(2)(ix) of Regulation S-K. Also, in the chart on page 76, please disclose the maximum bonus payable to each executive, including those payable for “exceptional performance.” Please present the disclosure in the format of the Grants of Plan-Based Awards table of Item 402(d) of Regulation S-K. Your apparent modification of the specified tabular format should be avoided, so that the bonus plan information is provided in the form investors expect and the data will be more readily compared to other issuers.
        The Company has added disclosure in response to the Staff’s comments.
20.	In the third full paragraph on page 75, you state the compensation committee’s belief that your growth rate significantly exceeded that of your competitors. Please disclose the financial measure to which you are referring, and the basis for this belief.
        The Company has added disclosure in response to the Staff’s comments.
Stock options and equity awards, page 76
21.	In response to comment 37 of our letter dated August 17, 2007, you state that your determinations as to whether to grant equity-based awards are based on subjective judgments, and that you do not have specific measures of company and individual performance for this purpose. Accordingly, please reconcile this statement with the conflicting statements appearing in the fourth full paragraph on page 75. You also appear to be stating in your response that you grant new equity-based awards to executive officers largely based upon whether you have granted such awards to that officer in the past. It appears that you should disclose that you do not grant equity-based awards based on any objective criteria, but instead grant these awards based on the subjective and unquantifiable determinations of your chief executive officer and your compensation committee. Please also disclose, consistent with your response, that you grant these awards to individual officers largely based on whether you have granted them to that officer in the past.

Securities and Exchange Commission
October 10, 2007

        The Company has revised the disclosure in order to clarify that the stock option grant decisions are largely made based on the level of vested options or shares held. However, as described in the Company’s response letter dated August 31, 2007, the Company advises the Staff that an overall subjective determination of the Company’s overall performance and individual performance are also factors in determining whether or not to grant equity awards.
Employment and Change of Control Arrangements, page 80
22.	Please discuss the basis for selecting particular events as triggering payments. See Item 402(b)(2)(xi) of Regulation S-K.
        The Company has added disclosure in response to the Staff’s comments in the Compensation Discussion and Analysis on page 81 of the Amendment.
Certain Relationships and Related Party Transactions, page 87
23.	We note comment 39 of our letter dated August 17, 2007. Please include the approximate dollar value of each related person’s interest in the transaction. See Item 404(a)(4) of Regulation S-K. Also, as requested in that prior comment, indicate in this section, by footnote or otherwise, the nature of the relationship with Canaan Partners, Emergence Capital Partners, and Granite Global Ventures.
        The Company has revised the disclosure in response to the Staff’s comment, and has clarified the nature of the Company’s relationship with Canaan Partners, Emergence Capital Partners and Granite Global Ventures. The Company also respectfully advises the Staff that the related person’s individual dollar value in the transactions involving limited partnerships are not presented since, as discussed in our response to Comment 15, such value is not determinable until the shares or proceeds received upon the sale of those shares are distributed to its partners which may not occur for months or years.
24.	Please tell us the basis on which each related party in this section disclaims beneficial ownership of the listed shares. The attributes of beneficial ownership are defined by Rule 13d-3 under the Securities Exchange Act of 1934. Furthermore, pecuniary interest is not a consideration in determining beneficial ownership for these purposes. Please clarify in your footnotes how potential investors should assess the disclaimers as to beneficial ownership.
        The Company has revised the disclosure in response to the Staff’s comment by deleting the reference to disclaiming beneficial ownership on pages 90 through 92 of the Amendment.
Underwriters, page 100
25.	We refer to comment 43 of our letter dated August 17, 2007, in which we asked you to explain the following statement appearing on page 100: “After the initial offering of the shares of common stock, the offering price and other selling terms may from time to

Securities and Exchange Commission
October 10, 2007

time be varied by the representatives.” In the prospectus, please clarify whether all purchasers in the initial offering would pay the same price for their shares. In your response letter, please summarize the filing and other obligations under federal securities laws if the underwriters determine to sell their allotments or over-allotments at prices or on terms differing from those set forth on the cover page and elsewhere throughout the prospectus. If you are referring to market-making activities of the underwriters after completion of the distribution, please clarify the above statement.
        The underwriters respectfully believe that no additional language is required to clarify that all public investors in the initial offering will pay the same price for their shares. The first sentence of paragraph three in the “Underwriters” section states that the underwriters “initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus...” The underwriters respectfully submit that this language makes clear that the underwriters will initially offer to sell shares to all public investors at the cover price. Moreover, the terms of the Underwriting Agreement and applicable rules of the Financial Industry Regulatory Authority effectively require that the underwriters initially offer shares to all public investors at the same price. Finally, the underwriters note that the language in the “Underwriters” section describing the offering terms is customary and well-established and believe that public investors will benefit by continuing to be provided with such disclosure to describe the offering terms.
        The underwriters are aware of their filing and other obligations under the federal securities laws. For example, if the underwriters were to lower the offering price after the initial offering of the shares, they would disclose the lower price to all purchasers before confirming sales to them. Whether a filing would be required pursuant to the Securities Act of 1933 would need to be determined based on the facts and circumstances in effect at the time of the price change. For example, because the “Underwriters” section of the prospectus clearly states that the underwriters may vary the public offering price and other selling terms following the initial offering of the shares, a price change in and of itself, following the initial offering of the shares, would not necessarily require any filings to be made. Please note that a price change, following the initial offering of the shares, would not affect the proceeds to the Company from the offering (as disclosed in the prospectus) or other disclosure in the prospectus relating thereto. However, the underwriters would consider the actual facts and circumstances in effect at the time of a price change to determine their filing and other obligations under the federal securities laws.
Financial Statements
Note 1. Organization and Significant Accounting Policies
Revenue Recognition, page F-8
26.	We note your response to comment 48 of our letter dated August 17, 2007. Please describe to us your historical experience with terminations for cause, as discussed in the first paragraph of your response, and your historical experience with terminations for

Securities and Exchange Commission
October 10, 2007

convenience, including quantifying the related refunds for both types of terminations. If such refunds have been significant, as previously requested, please revise your footnote to address the circumstances under which your customers may cancel or terminate their agreements, the refund obligations you have in such circumstances, and how you account for such transactions. We believe this provides your investors with important insight into the potential loss of your deferred revenues.
        For both terminations for cause and terminations for convenience, the Company’s history of refunds has been insignificant. Further, the Company has never issued a refund for delivered service. To date, the Company has only issued refunds for prepaid fees for the remainder of the subscription term after the date of the termination (i.e. refunds are only provided for unused services and not for fees related to previously delivered services). During 2005, 2006 and the six months ended June 30, 2007, the Company has only issued one refund for prepaid fees in the amount of approximately $22,000 and less than $100,000 has been refunded for prepaid fees since the Company’s inception.
Note 7. Stock-Based Compensation, page F-22
27.	We note your response to comment 54 of our letter dated August 17, 2007. Once the underwriters determine an estimated price range and amount for your stock, please provide us with this information, along with the date at which these estimates were initially made.
        The Company has noted the comment by the Staff and, to date, a proposed price range for the initial public offering has still not been determined. The estimated price range, and the date at which these estimates are made, will be communicated once the range has been determined.
28.	We note your response to comment 59 of our letter dated August 17, 2007 and your revised disclosures in Note 7 with regards to the early exercise of unvested stock options. Please explain how you applied the guidance in SFAS 123R in accounting for the early exercise of unvested option shares or tell us what other current accounting guidance you may have considered. The references in your footnote disclosures to EITF 00-23, APB 25 and FIN 44 is confusing as these have all be superseded by SFAS 123R. Please explain or revise your disclosures accordingly.
        The Company has revised the disclosure in Note 7 in response to the Staff’s comment. The guidance in SFAS 123(R) was used for the accounting for the early exercise of unvested stock options and the disclosure has been updated accordingly.
Part II — Item 15. Recent Sales of Unregistered Securities, page II-2
29.	We refer to comment 60 of our letter dated August 17, 2007. With respect to the offerings pursuant to Regulation D, include the types of information or statements furnished to purchasers in each transaction and the manner of the offering. With respect to the Rule 701 transactions, indicate the disclosure provided to investors and

Securities and Exchange Commission
October 10, 2007

your analysis regarding the amounts sold under the rule. Please also make a statement regarding the nature of the services provided by the consultants who received options.

The Company has revised the disclosure in response to the Staff’s comment.

30.	Please disclose the nature and aggregate amount of consideration received by your company in the Lighthouse and KarrScheffel transactions. See Item 701(c) or Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment.
* * * * * * * *

Securities and Exchange Commission
October 10, 2007

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Sincerely,
/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

Exhibit:
Attachment A (provided under separate cover)
cc:
Lars Dalgaard, Chief Executive Officer and President
Bruce C. Felt, Jr., Chief Financial Officer
Julian K. Ong, Vice President, General Counsel
SuccessFactors, Inc.
Gordon K. Davidson
William R. Schreiber
Fenwick & West LLP
Brooks Stough Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP